SEC 10030877 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66656

SEC Mail Processing Section RECEIVED APR 30 2010 Wash. DC 122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 West Trade St., Suite 1800
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Kreidler, Jr. 704-334-2443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

201 South College St., Suite 2500 (Address) Charlotte (City) North Carolina (State) 28244 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Kreidler, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidus Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Registered Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Audit • Tax • Advisory
Grant Thornton LLP
4140 ParkLake Avenue, Suite 130
Raleigh, NC 27612-3723
T 919.881.2700
F 919.881.2795
www.GrantThornton.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Fidus Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Fidus Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fidus Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fidus Securities, LLC's management is responsible for Fidus Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries for the period April 1, 2009 through December 31, 2009, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Raleigh, North Carolina
April 29, 2010

FIDUS *Securities*

121 West Trade Street
Suite 1800
Charlotte, NC 28202

Tel: 704.334.2222
Fax: 704.334.2202
fiduspartners.com
Member FINRA/SIPC

April 28, 2010

Via FedEx

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 3 0 2010
WASH. D.C.
193
SECTION

Re: Fidus Securities, LLC (Firm ID# 132882)
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

In response to the notice dated April 14, 2010 (attached) please find one original, notarized SIPC Supplemental Report for the fiscal year ended December 31, 2009 with supporting Facing Page. The omission of this report from our annual filing of audited financial statements resulted from a misunderstanding regarding our requirement to file the SIPC Supplemental Report. To our knowledge we have not been required to file the report in prior years.

Should you have any questions regarding the enclosed report, please contact the undersigned or Edward Imbrogno, Designated Principal of Fidus Securities, LLC.

Sincerely,

Robert L. Kreidler, Jr.
Chief Compliance Officer
Fidus Securities, LLC


FINRA

Financial Industry Regulatory Authority

BY CERTIFIED MAIL 7010 0290 0000 6218 0334

April 14, 2010

Robert Kreidler, Jr., Chief Compliance Officer
Fidus Securities, LLC
121 West Trade Street
Suite 1800
Charlotte, NC 28202

Dear Mr. Kreidler:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1) SIPC Supplemental Report for the period ending December 31, 2009. The report should be dated and manually signed and include a schedule of assessment payments (SIPC Form-7T) and overpayments, payment dates, amounts, and name of SIPC collection agent to whom mailed **or** if exclusion was claimed, a statement that the member qualified for exclusion and the date and name of the SIPC collection agent with whom SIPC-7T was filed; and the accountant's report, including, if applicable, a statement of corrective action taken or proposed corrective action. Please refer to SEC Rule 17a-5(e)(4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 28, 2010. Questions may be addressed to me at (404) 239-6133.

Sincerely,

Tim Baxter
Regulatory Coordinator

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

t 404 239 6100
f 404 237 9290
www.finra.org

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIDUS SECURITIES LLC
121 W. TRADE ST. SUITE 1800
CHARLOTTE NC 28202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT L. KREIDLER 704.334.2443

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2384
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1785)
   7/21/09
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 599
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 599
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 599
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIDUS SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 26th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 953,596

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 953,594

2e. General Assessment @ .0025 $ 2384

(to page 1 but not less than $150 minimum)